April 29, 2009

Via U.S. Mail and Facsimile (011-81-3-3543-9329)

Zenji Miura
Corporate Executive Vice President and Chief Financial Officer
Ricoh Company, Ltd.
13-1, Ginza 8-chome, Cho-ku
Tokyo 104-8222, Japan

> **Re: Ricoh Company, Ltd.**
> **Form 20-F for the Fiscal Year Ended March 31, 2008**
> **Filed June 27, 2008**
> **File No. 2-68279**
> **Response Letter Dated April 10, 2009**

Dear Mr. Miura:

We refer you to our comment letter dated March 31, 2009 regarding business contacts with Iran, Sudan, and Syria. We have completed our review of this subject matter and have no further comments at this time.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Peggy Fisher
Assistant Director
Division of Corporation Finance